SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2003

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 — 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ☐   Form 40-F X

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐   No X

     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 9, 2003
Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications announces Second Quarter Results — strong growth in free cash flow continues

Calgary, Alberta, April 9th, 2003—Shaw Communications Inc. announced today that on a consolidated basis, the Company achieved a new milestone of net positive free cash flow (“FCF”) of approximately $10.0 million in the second quarter. Cable generated $43.7 million of FCF compared to a negative amount of $183.5 million last year. Year to date FCF in Cable is approximately $72.0 million, well on the way to meeting fiscal 2003 target of $105 million. The Satellite Division was cash flow negative approximately $33.7 million in the second quarter, an improvement of $8.4 million over the first quarter of 2003 and $28.3 million over the second quarter last year.

In commenting on the results, Jim Shaw, Chief Executive Officer of Shaw Communications, noted: “We are extremely pleased with the quarterly results, particularly that we were cash flow positive on a consolidated basis. We believe we are in a good position to achieve our cash flow targets for the current year, while at the same time continuing to expand our service offerings with new products, such as High Definition Television (“HDTV”) introduced to our Calgary and Greater Vancouver area customers during the second quarter”.

Cash flow from operations in the second quarter ended February 28, 2003 was $127.4 million ($0.51 per share) compared to $63.0 million ($0.23 per share) in the same period last year, representing an increase of 102.2%. For the six months ended February 28, 2003, cash flow from operations was $240.3 million ($0.95 per share), a 90.3% improvement over the same period last year ($126.3 million; $0.45 per share).

Customer growth in the second quarter was highlighted by an increase of 41,717 Internet customers and the deployment of 20,114 digital terminals. Internet penetration of 40.4% of basic customers leads North American cable companies and the Fort McMurray system is now at 70%.

“This customer growth, combined with the impact of price increases, has enabled us to increase revenue on a quarterly and year to date basis by 9.8% and 12.1% respectively. In addition, operating income before amortization has improved significantly due to the foregoing factors as well as the impact of savings achieved through cost reductions and rationalization of operations in both cable and satellite” noted Mr. Shaw.

Net loss for the second quarter ended February 28, 2003 was $19.7 million ($0.13 per share) compared to $78.0 million ($0.38 per share) for the same period last year.

“Our strategies have placed us in a good position to continue to achieve growth, increase cash flow and, through the sale of non-strategic assets to reduce debt, all of which should result in further enhancement of stakeholder value,” Mr. Shaw said.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR)

For further information, please contact:

R.D. Rogers
Senior V.P., Chief Financial Officer
Shaw Communications Inc.
403-750-4500

SHAREHOLDERS REPORT
SECOND QUARTER ENDING FEBRUARY 28, 2003

SELECTED FINANCIAL HIGHLIGHTS
CONSOLIDATED RESULTS OF OPERATIONS
SECOND QUARTER ENDING FEBRUARY 28, 2003

	Three months ended			Six months ended
	February 28			February 28
			Change			Change
	2003	2002	%	2003	2002	%

($000’s Cdn. except per share amounts)
Operations:
Revenue	521,379	474,922	9.8	1,034,762	923,202	12.1
Operating income before amortization	200,251	139,593	43.5	389,300	275,701	41.2
Cash flow from operations	127,427	63,007	102.2	240,287	126,292	90.3
Net loss	(19,747)	(77,983)	74.7	(38,732)	(132,643)	70.8
Per share data:
Cash flow per share — basic (1)	$0.51	$0.23		$0.95	$0.45
Loss per share — basic and diluted (1)	($0.13)	($0.38)		($0.25)	($0.67)
Weighted average participating shares outstanding during period (000’s)	231,848	231,812		231,848	231,796

(1)	After deducting entitlements on the equity instruments, net of income taxes, amounting to $9,908 or $0.04 per share [2002 — $9,240 or $0.04 per share] and $20,051 or $0.09 per share [2002 — $21,650 or $0.09 per share] for the quarter and year to date respectively.

OPERATING HIGHLIGHTS

•	Consolidated net free cash flow was $10.0 million in the second quarter compared to negative net free cash flow of $245.5 million in the same period last year.

•	Cable division free cash flow was $43.7 million compared to negative cash flow of $183.5 million in the same quarter last year.•

Shaw Communications Inc.

•	Satellite division second quarter negative free cash improved to $33.7 million from $62.0 million in the second quarter of 2002.

•	Positive customer growth in digital (20,114), Internet (41,717) and DTH (17,041) continued in the second quarter. Basic cable growth was 205 versus a loss of 1,102 last year.

•	Agreements were entered into for the sale of the U.S. cable assets with gross proceeds to be approximately $300 million Canadian.

•	Subsequent to the quarter end, Shaw sold its Star Choice Business Television division for $6.5 million and its shares in Cogeco Cable for $13.4 million.

The continuing strong operating results combined with management of capital expenditures has enabled Shaw to make further progress towards meeting positive free cash flow objectives. New product initiatives, price increases and continued emphasis on cost reduction, have resulted in growth of revenue, operating income before amortization and cash flow from operations in the current quarter of 9.8%, 43.5% and 102.2% respectively over the same period last year.

We intend to continue to focus our efforts on three key areas — management of growth, increasing cash flow, and debt reduction — as a means of increasing shareholder value.

JR Shaw Executive Chair	Jim Shaw Chief Executive Officer

Shaw Communications Inc.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FEBRUARY 28, 2003

Certain statements in this report may constitute forward-looking statements. Such forward-looking statements involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Included herein is a “Caution Concerning Forward-Looking Statements” section which should be read in conjunction with this report.

The following should also be read in conjunction with the Management’s Discussion and Analysis included in the Company’s August 31, 2002 Annual Report and Financial Statements and the Notes thereto.

Consolidated Overview

Revenue increased by 9.8% over the same quarter last year and by 12.1% on a year to date basis due to increased DTH, Internet and Digital customers, price increases, the sale of additional digital services plus the effect of the Viewer’s Choice acquisition effective June 1, 2002. Operating income before amortization surpassed revenue growth in both the three and six months ended February 28, 2003 compared to the same periods last year with increases of 43.5% and 41.2% respectively, due to cost saving initiatives and restructuring introduced during the third quarter last year, the elimination of the Excite@Home fee in the second quarter last year, cable rate increases on May 1, 2002 and January 1, 2003 and continued improvements from Star Choice. Cash flow from operations increased by 102.2% in the second quarter primarily due to increased operating income before amortization.

In April 2002 the CRTC modified its structural separation requirements to allow Star Choice and Shaw to integrate accounting and other administrative functions subject to the establishment of procedures to protect confidential information. In light of this, the Satellite division developed a restructuring plan to streamline its operations. In respect of the restructuring plan, a $4.8 million provision was taken in the first quarter to cover severance costs of approximately $4 million in respect of 400 employees and $0.8 million of exit costs to centralize certain operational functions in Calgary. The restructuring should result in approximate annual savings of $6 million. As of February 2003, approximately $1.8 million of severance costs have been incurred in respect of the restructuring.

The net loss decreased to $19.7 million this quarter from $78.0 million one year ago, a reduction of 74.7%, primarily due to the increase in operating income of approximately $59.4 million, decrease in equity loss on investees of $18.3 million, and foreign exchange gains of $16.8 million in the current quarter versus a loss of $6.1 million last year and a decrease of income tax recovery of $34.8 million.

New Accounting Standards

An understanding of new accounting standards adopted in the current year is necessary for a complete analysis of our results, financial position, liquidity and trends. We focus your attention

Shaw Communications Inc.

to Note 1 to the Consolidated Financial Statements which discusses the adoption of the new Canadian standards with respect to foreign currency translation and stock-based compensation and other stock-based payments.

With respect to the adoption of the amended standard on foreign currency translation, unrealized translation gains and losses on non-current monetary assets and liabilities which are not hedged are recognized in income immediately as opposed to being deferred and amortized over the life of the underlying non-current monetary instrument. U.S. $57.2 million of Shaw’s credit facility and the U.S. $150 million Star Choice Senior secured notes are unhedged and subject to foreign currency fluctuations. The Canadian dollar has strengthened by approximately $0.081 (5.2%) since November 30, 2002. This has resulted in a foreign exchange gain of $16.8 million in the current quarter, or approximately $2.0 million for each $0.01 change in the Canadian dollar versus the U.S. dollar.

There is no effect on the Company’s results with respect to the adoption of the new standard for stock based compensation and other stock-based payments. The new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees.

Shaw Communications Inc.

Cable

FINANCIAL HIGHLIGHTS

	Three months ended February 28			Six months ended February 28

			Change			Change
	2003	2002	%	2003	2002	%

($000’s Cdn)
Revenue (third party) (1)	373,341	344,027	8.5	741,363	670,718	10.5

Operating income before amortization	180,172	140,479	28.3	355,753	274,906	29.4
Less:
Interest	48,602	51,345	(5.3)	97,428	96,763	0.7
Entitlements on equity instruments, net of current taxes	9,908	9,240	7.2	20,051	21,650	(7.4)
Cash taxes on net income	8,450	8,387	0.8	17,669	19,000	(7.0)

Cash flow before the following:	113,212	71,507	58.3	220,605	137,493	60.4

Capital expenditures and equipment subsidies:
New housing development	21,451	36,168	(40.7)	46,698	68,888	(32.2)
Success based	23,373	55,763	(58.1)	48,497	156,977	(69.1)
Upgrades and enhancement	16,164	113,951	(85.8)	34,187	176,889	(80.7)
Replacement	3,574	10,844	(67.0)	7,780	20,096	(61.3)
Buildings/other (2)	4,908	38,329	(87.2)	11,469	57,214	(80.0)

	69,470	255,055	(72.8)	148,631	480,064	(69.0)

Free Cash Flow	43,742	(183,548)	123.8	71,974	(342,571)	121.0

Operating margin	48.3%	40.8%	7.5	48.0%	41.0%	7.0

(1)	In order to be consistent with the approach taken for DTH equipment sales, during the current year the Company has retroactively changed the presentation of equipment revenue and cost of sales in respect of the sale of DCT and modem equipment at a subsidized cost. Revenue includes equipment revenue received on the sale of DCT and modem equipment of $6,497 [2002 — $9,190] and $14,196 [2002 — $18,857] for the quarter and year to date respectively, offset by an equal cost of sale. There is no impact on operating income or earnings as a result of this change.

(2)	Excludes $2,654 and $4,254 for the three and six months ended February 28, 2003 respectively of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

HIGHLIGHTS FOR THE QUARTER

•	Cable generated free cash flow of $43.7 million in the second quarter compared to negative cash flow of $183.5 million last year and positive free cash flow $28.2 million in the first quarter of the current year.

•	Shaw launched Video-on-demand (“VOD”) in the greater Vancouver area in January 2003.

•	Shaw introduced High Definition television (HDTV) services in Calgary and Greater Vancouver during January.

•	Effective January 2003, rate increases were implemented on basic non-bundled subscribers. The increases are currently generating additional monthly revenue of approximately $900,000.

Shaw Communications Inc.

•	During the second quarter, a new bundle of services was created for customers who subscribe to all three specialty service tiers. This change, which was instituted as a means of increasing the competitiveness of Shaw’s service bundles, has resulted in a reduction of second outlet revenue of approximately $600,000 per month.

•	Shaw announced the sale of its U.S. cable systems, consisting of approximately 71,000 subscribers. The sale, subject to regulatory and other approvals, is anticipated to result in gross proceeds of approximately $300 million Cdn.

•	Effective May 1, 2003 Shaw will increase its monthly charge on packages affecting approximately 550,000 customers, which is anticipated to generate additional monthly revenue of approximately $1.0 million when fully implemented.

Cable generated positive free cash flow for the second consecutive quarter, bringing the year to date total to $72.0 million compared to negative cash flow of $342.6 million in the same period last year. This significant improvement has been obtained through growth in operating income before amortization of approximately $80.8 million and a decline of $331.4 million in capital expenditures and equipment subsidies. The most significant reductions in capital expenditures have occurred in the success-based category, due to a leveling off of digital and Internet customer growth from record levels of the past two years, and in the upgrades and enhancement category as a result of substantially completing the upgrade program last year.

Cable revenue in the second quarter increased by 8.5% over the same period last year as a result of rate increases on Internet, tiers and bundled packages implemented May 1, 2002 and non-bundled subscribers in January 2003, the acquisition of Viewers Choice in June 2002 and customer growth in Internet and digital services. Cable revenue (excluding equipment revenue) increased by approximately $6.5 million or 1.8% over the first quarter as a result of growth in Internet customers, the January 2003 rate increase, and increased pay-per-view and VOD activity.

Operating income before amortization increased by 28.3% and 29.4% over the comparable quarterly and year to date results last year, and by $4.6 million (2.6%) over the first quarter of the current year. The improvement in results from last year primarily arise from the impact of rate increases, customer growth in Internet and digital services, cost savings such as the elimination of the Excite@Home fee, and the benefit of cost reduction programs implemented in the third quarter of fiscal 2002. The quarterly change in the current year is principally due to the January 2003 rate increase and improved results in Big Pipe. As discussed in the first quarter release, Big Pipe’s focus on major accounts, combined with decreased bandwidth costs, enabled Big Pipe to generate positive operating income before amortization in the current quarter compared to a negative amount in the first quarter of 2003.

Shaw Communications Inc.

SUBSCRIBER STATISTICS

			Three months ended		Six months ended

	February 28,	August 31,		Change		Change
	2003	2002	Growth	%	Growth	%

CABLE:
Basic service:
Actual	2,117,844	2,105,113	205	—	12,731	0.6
Penetration as % of homes passed	68.2%	68.5%
Full cable service:
Tier I	1,707,347	1,708,736	(10,819)	(0.6)	(1,389)	(0.1)
Penetration as % of basic	80.6%	81.2%

Tier II	1,625,839	1,617,031	(5,114)	(0.3)	8,808	0.5
Penetration as % of basic	76.8%	76.8%

Tier III	1,437,968	1,402,346	13,165	0.9	35,622	2.5
Penetration as % of basic	67.9%	66.6%

Digital terminals	535,541	495,604	20,114	3.9	39,937	8.1
Digital customers	481,574	452,293	12,128	2.6	29,281	6.5

INTERNET:
Connected and scheduled	854,681	770,348	41,717	5.1	84,333	10.9
Penetration as % of basic	40.4%	36.6%
Stand-alone Internet not included in basic cable	104,341	90,234	6,120	6.2	14,107	15.6

Basic cable experienced a gain of 205 customers compared to a loss of 1,102 in the same quarter last year. The deployment of digital with current quarter growth in excess of 20,000 units and Internet customer growth in the current quarter of approximately 5.1% are consistent with first quarter results. The Company has launched marketing programs to sell video services to the Internet stand-alone customers.

Shaw’s product bundling strategy, the introduction of new products such as Video on Demand (“VOD”) and HDTV, and timely marketing campaigns have contributed to customer growth in the current year. VOD, currently available in Calgary and Greater Vancouver, will be launched in Edmonton, Saskatoon and Fort McMurray later this year. This service, which combines Shaw’s Internet and digital services, represents a unique bundling of services available only to Shaw customers, and a significant improvement over the traditional Pay-per-view offering, in that customers have access to their movie or event selection for 24 hours and are able to pause, rewind or replay their selection as well.

Shaw Communications Inc.

COMBINED SATELLITE (DTH and Satellite Services)

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,

			Change			Change
	2003	2002	%	2003	2002	%

($000s Cdn)
Revenue (third party)	148,038	130,895	13.1	293,399	252,484	16.2

Operating income before amortization and restructuring charge	20,079	3,714	440.6	38,397	5,395	611.7
Less:
In Interest	17,563	17,227	2.0	36,032	35,149	2.5
Cash taxes on net income	186	(138)	234.8	461	444	3.8

Cash flow before capital expenditures	2,330	(13,375)	117.4	1,904	(30,198)	106.3

Less capital expenditures and equipment subsidies:
Success	35,184	40,012	(12.1)	76,146	77,608	(1.9)
Other	835	8,606	(90.3)	1,503	14,334	(89.5)

	36,019	48,618	(25.9)	77,649	91,942	(15.5)

Free cash flow	(33,689)	(61,993)	45.7	(75,745)	(122,140)	38.0

The satellite division achieved positive cash flow before capital expenditures for the first time and continues to make significant progress on achieving overall free cash flow.

The division was cash flow negative $33.7 million in the current quarter compared to $62.0 million in 2002 and on a year to date basis was cash flow negative $75.7 million compared to $122.1 million in the same period last year. The improvement is due to increased operating income resulting from improved economies of scale on a larger DTH subscriber base, rate increases, reduced capital expenditures and equipment subsidies and cost reduction programs, including the restructuring plan undertaken during the current year.

DTH (Star Choice)

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,

			Change			Change
	2003	2002	%	2003	2002	%

($000s Cdn)
Revenue (third party) (1)	122,762	105,395	16.5	242,049	199,744	21.2
Operating income (loss) before amortization	10,042	(6,656)	250.9	17,548	(16,766)	204.7
Operating margin	8.2%	(6.3%)	14.5	7.2%	(8.4%)	15.6

(1)	Includes equipment revenue on sale of DTH equipment of $12,168 [2002 - $16,986] and $25,402 [2002 — $31,685] for the quarter and year to date respectively.

Shaw Communications Inc.

Customer Statistics

			Three months ended		Six months ended
	February 28,	August 31,
	2003	2002	Growth	%	Growth	%

Star Choice customers (1)	796,257	760,024	17,041	2.2	36,233	4.8%

(1)	Including seasonal customers who temporarily suspend their service.

HIGHLIGHTS FOR THE QUARTER

•	Star Choice added 17,041 customers in this quarter.

•	Operating income before amortization at Star Choice was $10.0 million compared to an operating loss of $6.7 million in the second quarter of fiscal 2002.

•	During the quarter, Star Choice discontinued the “Simple Satellite” program which included free equipment installation. New customers will now own all equipment, and Star Choice will provide professional installation for a charge of $50, thereby reducing the cost of acquisition of new customers.

•	Effective January 1, 2003, the price of most French programming packages was increased by $3.00 per month affecting approximately 100,000 customers.

•	Star Choice announced a $3.00 increase, effective April 1, 2003 for most of the programming packages that were not included in the September 2002 rate increase affecting 150,000 customers.

•	Effective June 1, 2003 Star Choice will be implementing a rate increase of $3.00 affecting the majority of customers, thereby generating increased revenues of approximately $2.0 million per month when fully implemented.

Revenue increased by 16.5% over the same quarter last year and 21.2% for the six-month period as a result of subscriber growth and price increases. These factors, combined with the impact of cost reductions, enabled Star Choice to generate operating income of $10.0 million in the current quarter compared to an operating loss of $6.7 million last year. On a year to date basis, operating income was $17.5 million compared to an operating loss of $16.8 million last year. The current quarter operating income of $10.0 million improved by $2.5 million over the first quarter as a result of the factors noted above.

Shaw Communications Inc.

Satellite Services

FINANCIAL HIGHLIGHTS

	Three months ended February 28,			Six months ended February 28,

			Change			Change
	2003	2002	%	2003	2002	%

($000’s Cdn)
Revenue (third party)	25,276	25,500	(0.9)	51,350	52,740	(2.6)
Operating income before amortization	10,037	10,370	(3.2)	20,849	22,161	(5.9)
Operating margin	39.7%	40.7%	(1.0)	40.6%	42.0%	(1.4)

Satellite services revenue, consisting of Broadcast, Truck Tracking and Business Television (learning), decreased in the second quarter primarily as a result of the sale of Gulfcom in May, 2002, and a decline in learning results which experienced higher revenues in the first half of fiscal 2002 due to increased usage of teleconferencing as a result of the events of September 11, 2001. However, this was offset to some extent by an increase in Truck Tracking revenue in the current quarter. Year to date results reflect the impact of the foregoing factors as well. Subsequent to the quarter end, the Star Choice Business Television division was sold for $6.5 million. Over the past two and a half years, annual revenue has been in the range of $11.0 million, with operating margins of 15 — 20%.

Shaw Ventures

Shaw’s investment portfolio as at February 28, 2003 includes:

		Restricted		Market
	Unrestricted	shares		value (2)
Investment (1)	shares	and warrants	Total	($000s)

GT Group Telecom (“GT”) (3)	32,246,217		32,246,217	—
Liberty Media	343,000		343,000	4,679
Canadian Hydro (4)	6,546,580	2,100,000	8,646,580	13,600
Cogeco (5)	1,100,000		1,100,000	11,132
Other non-public companies, at carrying value				16,109

				45,520

(1)	Excludes investments monetized by equity instruments.

(2)	Unless otherwise noted, the market value is based on closing prices as of February 28, 2003.

(3)	GT Group Telecom market value is nil based on the reorganization of GT under the 360networks purchase.

(4)	The market value shown is net of the warrant exercise price.

(5)	These shares were sold for $13.4 million subsequent to February 28, 2003.

     In November 2002, 360networks Corporation announced that it would be acquiring the assets and operations of GT. As a result of this transaction, which closed in February 2003 and did not involve any recovery for GT’s shareholders, Shaw did not receive an interest in the continued company and will therefore not be recording any further equity losses or earnings with respect to GT.

Shaw Communications Inc.

OTHER INCOME ITEMS:

Investment activity gains and losses

	Three months ended February 28,			Six months ended February 28,

			Increase (decrease)			Increase (decrease)
	2003	2002	in income	2003	2002	in income

($000s Cdn)
Gain on redemption of SHELS	44,179	—	44,179	44,179	—	44,179
Gain (loss) on sale of investments	4	(219)	223	117	2,357	(2,240)
Dilution loss on issuance of stock by equity investee	—	—	—	—	(571)	571

In the current quarter, the Terayon shares were surrendered to settle the SHELS V equity linked debentures, resulting in a gain of $44.2 million ($36.2 million after-tax). The settlement of the SHELS will improve annual cash flow by approximately $1.7 million (before-tax) with the elimination of the annual dividend entitlements.

For the six months ended February 28, 2002, the gain on sale of investments of $2.4 million primarily related to the sale of approximately 673,000 Terayon shares. The dilution loss of $0.6 million arose due to the issuance of equity by GT subsequent to Shaw’s investment, which reduced Shaw’s ownership in that company to approximately 23.2% at November 30, 2001 from 23.3% at August 31, 2001.

Fixed Charges

	Three months ended February 28,				Six months ended February 28,

			Increase				Increase
	2003	2002	(decrease)%		2003	2002	(decrease)%

($000s Cdn)
Amortization —
Property, plant and equipment	105,102	101,022	4,080	4.0	212,780	192,859	19,921	10.3
Deferred charges	48,231	50,898	(2,667)	(5.2)	88,982	92,231	(3,249)	(3.5)

Total amortization	153,333	151,920	1,413	0.9	301,762	285,090	16,672	5.8

Amortization of deferred IRU revenue	(2,952)	(2,833)	119	4.2	(5,905)	(6,696)	(791)	(11.8)
Interest	66,165	68,572	(2,407)	(3.5)	133,460	131,912	1,548	1.2

Amortization on property, plant and equipment increased over the comparative prior periods due to the high level of cable and Internet capital expenditures over the past few years as well as the effect of Star Choice retaining ownership of satellite dishes on new installations effective September 2001. Consequently, DTH equipment subsidies decreased which resulted in lower amortization of deferred charges in the current year. However, this decrease was partially offset by increased amortization of DCT subsidies and amortization of the modem subsidies resulting from the Modem Purchase program introduced in June 2002 as well as amortization of the remaining deferred financing costs related to Cancom’s $350 million credit facility that was repaid and cancelled in February 2003. Star Choice cancelled its “Simple Satellite” program in

Shaw Communications Inc.

the current quarter; as a result customers will own the satellite dishes. This will result in an increase in equipment subsidies offset by a similar decline in capital expenditures.

Amortization of deferred IRU for the six months ended February 28, 2003 decreased over the comparative period as the prior period includes settlement of amounts in respect of the future build component under the IRU obligation.

Interest expense decreased by $2.4 million over the comparative quarter primarily as a result of terminating $210 million of interest rate swaps in March 2002. These swaps had been inherited on the Moffat acquisition. Interest increased by $1.5 million over the comparative six month period due to increased borrowing required to finance capital expenditures and equipment subsidies and was partially offset by the interest savings from the swap cancellations.

Provision for loss on sale of assets

Due to the decline in value of U.S. cable television systems in the last year, a loss is expected on the disposition of the Company’s Texas and Florida cable systems. As a result, in the current quarter a provision of $50 million, representing management’s best estimate of the loss, has been recognized in respect of these systems. Exchange rate fluctuations and closing adjustments may impact the final results. In addition, a provision of $3.8 million for the estimated loss on sale of the Star Choice Business Television division, which was completed on March 21, 2003, has also been recorded.

Equity loss on investees

	Three months ended February 28,			Six months ended February 28,

			Increase			Increase
	2003	2002	in income	2003	2002	In income

($000s Cdn)
Total	(1,467)	(19,765)	18,298	(1,994)	(34,614)	32,620

The equity loss on investees in the current year is in respect of Shaw’s interest in specialty channels while the equity loss in the prior year is primarily in respect of its interest in GT. The Company wrote off its investment in GT in the third quarter of 2002 and will not be recording further equity losses based on the proposed plan of reorganization of GT.

RISKS AND UNCERTAINTIES

There have been no material changes in any risks or uncertainties facing the Company since the year ended August 31, 2002.

Further to our disclosure in our first quarter release dated January 15, 2003 concerning the status of the Anik F1 satellite, Telesat has provided the following update in its press release of February 4, 2003:

“Telesat announced today that it has signed a contract with Astrium, Europe’s largest space company, for a new satellite targeted for launch in 2005 to replace the Anik F1 satellite and

Shaw Communications Inc.

ensure continuity of service for its customers. The new satellite, Anik F1R, will carry telecommunications, broadcasting and Internet services.”

Based on the foregoing, we do not anticipate any incremental cost to the Company or disruption to our DTH and satellite services customers.

Further to our disclosure in our Fourth Quarter 2002 Release, dated October 17, 2002, concerning the possible launch of a new Mexican satellite (operated by Satmex), we have learned that the Governments of Canada and Mexico intend to conclude a new Satellite Coordination Agreement to accommodate the operation of a new Mexican satellite network according to the terms and parameters included in the 2000 Coordination Agreement. This would ensure that the operation of a new Mexican satellite will not interfere with the Anik satellites used by Star Choice. As a result, Shaw no longer considers this issue as a significant potential risk to Star Choice’s DTH operations.

FINANCIAL POSITION

Overview

Total assets at February 28, 2003 were $8.2 billion compared to $8.5 billion at August 31, 2002. The following discussion describes the significant changes in the balance sheet since August 31, 2002.

Current assets decreased by $38.5 million principally due to a $28.5 million reduction in receivables arising from collection of miscellaneous accounts receivable, payment received on the Access Communications Inc. promissory note and a decrease in subscriber receivables.

Investments decreased by $48.0 million primarily due to the surrender of the Terayon shares on the settlement of SHELS V.

Property, plant and equipment decreased by $114.4 million primarily due to current year amortization being in excess of capital expenditures.

Deferred charges decreased by $26.7 million due to a $32.9 million decrease in foreign exchange losses on the translation of U.S. denominated debt as a result of the strengthening of the Canadian dollar since August 31, 2002, amortization of financing and other costs of $15.5 million and a net increase in equipment subsidies of $20.0 million.

Broadcast licenses decreased by $48.0 million primarily due to the $50.0 million loss provision charge recognized in respect of the U.S. cable systems.

Current liabilities (excluding current portion of long term debt) decreased by $26.7 million due to a reduction in accounts payable and accrued liabilities by $32.7 million primarily due to payment of significant capital expenditure accruals at August 31, 2002.

Shaw Communications Inc.

Long-term debt (including current portion) decreased by $107.8 million due to the net repayment of the Company’s credit facilities of $20.2 million and a decrease of $87.7 million relating to the translation of the U.S. denominated debt.

Deferred credits increased by $31.6 million primarily due to a $39.3 million increase in foreign exchange gains on the translation of U.S. denominated debt which was offset by $5.9 million in amortization of prepaid IRU rental revenue. Future income taxes decreased by $13.7 million due to the future income tax recovery in the current year.

Share capital decreased by $90.5 million as a result of the settlement of the SHELS V equity linked debentures by delivery of the Terayon shares.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial condition continues to be a significant strength for Shaw. Our future liquidity depends on three factors, free cash flow from operations, access to available credit facilities and sale of non-strategic assets.

First, we have turned a significant corner towards our goal to becoming free cash flow by achieving net positive cash flow on a consolidated basis in the second quarter, and the Cable division is well on track to achieve $105 million of free cash flow in fiscal 2003. Further, the satellite division, including satellite services and DTH, has made significant progress in reducing its cash management requirements, and is making substantial progress towards becoming free cash flow positive. As we continue growing free cash flow, it will become an increasing source of liquidity.

Second, Shaw has access to approximately $1 billion of available credit facilities from its existing bank syndicate. In addition, during the quarter we refinanced Cancom’s credit facility through a $350 million term loan obtained by Shaw from a new syndicate of banks, which includes a number of banks who are part of Shaw’s main banking syndicate. Shaw invested the proceeds in preferred shares of Cancom which then used the funds to repay all outstanding amounts under Cancom’s senior credit facility, which was then cancelled. The refinancing underscores the continued confidence that Shaw’s lenders have in the Company and is expected to generate interest savings of approximately $5 million per year.

And finally, with respect to the sale of non-strategic assets to increase liquidity, Shaw has entered into agreements to sell its U.S. cable assets with approximately 71,000 subscribers for gross proceeds of $300 million. The transactions are expected to close on or after June 30th and proceeds from the sale will be used to repay debt. Subsequent to the quarter Shaw sold its Star Choice Business Television division for $6.5 million and its Cogeco Cable shares for $13.4 million.

With existing and anticipated strong growth in cash flow from operations, access to approximately $1 billion of available credit facilities and pending sale of the U.S. cable assets, Shaw is in an excellent position to finance its growth and at the same time improve its debt to cash flow ratios.

Shaw Communications Inc.

CASH FLOW

Operating Activities

	Three months ended February 28,				Six months ended February 28,

			Increase
	2003	2002	(decrease)%		2003	2002	Increase	%

($000s Cdn)
Cash flow from operations	127,427	63,007	64,420	102.2	240,287	126,292	113,995	90.3
Net change in non-cash
Working capital balances	10,134	75,637	(65,503)	(86.6)	24,778	(10,886)	35,664	327.6

	137,561	138,644	(1,083)	(0.8)	265,065	115,406	149,659	129.7

Cash flow from operations increased mainly as a result of the strong growth in profitability in the Cable and DTH divisions. Cash flow from working capital decreased over the comparative quarter primarily due to timing of accounts payable and accrued liabilities payments and the effect of receiving $30 million in the prior year quarter on settlement of amounts owing under the Access and Rogers transactions. Cash flow from working capital increased over the comparative six month period primarily due to timing of accounts payable and accrued liabilities payments.

Investing Activities

	Three months ended February 28,			Six months ended February 28,

	2003	2002	Decrease	2003	2002	Decrease

($000s Cdn)
Cash flow used in investing activities	(76,964)	(289,428)	212,464	(214,872)	(509,490)	294,618

During the three months ended February 28, the principal use of cash was for capital expenditures, equipment subsidies and inventory amounting to $73.2 million (2002 — $275.2 million). In the six months ended February 28, 2003, the total cash outlay for these items was $214.3 million compared to $579.5 million in the same period last year. Last year’s cash outflows were offset by proceeds of $89.5 million on the sale of CKY and WTN.

Financing Activities

	Three months ended February 28,			Six months ended February 28,

	2003	2002	Decrease	2003	2002	Decrease

($000s Cdn)
Cash flow provided by financing activities	(58,246)	176,353	(234,599)	(47,851)	419,695	(467,546)

During the current quarter, the cash used in financing activities was $58.2 million. This was comprised primarily of increased borrowings of $387.7 million offset by debt repayments of $414.0 million, decreased bank indebtedness of $18.1 million and dividend payments of $13.8 million. The $387.7 million increase in borrowings includes $35.0 million under Cancom’s senior credit facility prior to cancellation and proceeds of $350.0 million received on Shaw’s

Shaw Communications Inc.

new term loan. Shaw used the proceeds from the loan to invest in preferred shares of Cancom who in turn used the funds to repay the $324.0 million outstanding under its credit facility. In addition, Shaw repaid a total of $90.0 million under its credit facility.

During the six months ended February 2003, the cash used in financing activities was $47.9 million and was primarily comprised of current quarter financing activities described above offset by the $10.4 million of cash provided in the first quarter. The $10.4 million provided by financing activities was due to drawing $35.2 million under Cancom’s credit facility, increased bank indebtedness of $15.8 million offset by a $30.0 million repayment under Shaw’s facility and dividend payments of $11.6 million. In addition, $50.0 million was drawn under Shaw’s facility in the first quarter to repay the $50.0 million Big Pipe facility.

During the quarter ended February 2002, financing activities provided $176.4 million in cash. This was comprised mainly of increased borrowings of $559.6 million offset by decreased bank indebtedness of $50.5 million, debt repayments of $319.6 million and dividend payments of $13.4 million. The $559.6 million of increased borrowings include draws under Cancom facilities of $75.0 million and issuance of US $300 million notes (net proceeds of approximately CDN $476.9 million). The proceeds of the notes were used in part to repay debt under the Shaw facility by $319.6 million.

During the six months ended February 2002, financing activities provided $419.7 million in cash and was primarily comprised of the February 2002 quarter financing activities described above in addition to the $243.3 million in cash provided in the November 2001 quarter. The $243.3 million was comprised mainly of $280.0 million in borrowings, increased bank indebtedness of $48.8 million and $90.6 million from the issuance of the SHELS V offset by $163.4 million in debt repayments under the Shaw facility and dividend payments of $12.8 million. The $280.0 million of increased borrowings include draws under the Shaw and Cancom facilities of $220.0 million and $60.0 million respectively.

CAUTION CONCERNING FORWARD LOOKING STATEMENTS

Certain statements included and incorporated by reference herein constitute forward-looking statements. When used, the words “anticipate”, “believe”, “expect”, “plan”, intend”, “target”, “guideline”, “goal”, and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, references to future capital expenditures (including the amount and nature thereof), business strategies and measures to implement strategies, competitive strengths, goals, expansion and growth of Shaw’s business and operations, plans and references to the future success of Shaw. These forward-looking statements are based on certain assumptions and analyses made by Shaw in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of Shaw is subject to a number of risks and uncertainties, including, but not limited to, general economic, market or business conditions; the opportunities (or lack thereof) that may be presented to and pursued by Shaw; increased competition in the markets in which Shaw operates

Shaw Communications Inc.

and from the development of new markets for emerging technologies; changes in laws, regulations and decisions by regulators in Shaw’s industries in both Canada and the United States; Shaw’s status as a holding company with separate operating subsidiaries; changing conditions in the entertainment, information and communications industries; risks associated with the economic, political and regulatory policies of local governments and laws and policies of Canada and the United States; and other factors, many of which are beyond the control of Shaw. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, our actual results may vary materially from those as described herein. Consequently, all of the forward-looking statements made in this report and the documents incorporated by reference herein are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Shaw will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Shaw.

You should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement (and such risks, uncertainties and other factors) speak only as of the date on which it was originally made and we expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained in this document to reflect any change in our expectations with regard to those statements or any other change in events, conditions or circumstances on which any such statement is based, except as required by law. New factors emerge from time to time, and it is not possible for us predict what factors will arise or when. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

	February 28,	August 31,
[thousands of Canadian dollars]	2003	2002

	(Unaudited)	(Audited)
ASSETS
Current
Cash and term deposits	2,229	—
Accounts receivable	158,959	187,505
Inventories	122,501	128,811
Prepaids and other	22,300	28,177

	305,989	344,493
Investments and other assets	85,703	133,602
Property, plant and equipment	2,663,318	2,777,697
Deferred charges	193,225	219,916
Intangibles [note 3]-
Broadcast licenses	4,829,219	4,877,256
Goodwill	142,065	145,865

	8,219,519	8,498,829

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Bank indebtedness	—	2,303
Accounts payable and accrued liabilities	478,425	511,106
Income taxes payable	11,624	10,631
Unearned revenue	95,502	88,226
Current portion of long-term debt [note 4]	261,041	—

	846,592	612,266
Long-term debt [note 4]	3,100,762	3,469,637
Deferred credits	664,864	633,259
Future income taxes	990,833	1,004,559

	5,603,051	5,719,721

Shareholders’ equity
Share capital [note 5]	2,927,851	3,018,332
Deficit	(305,288)	(240,737)
Cumulative translation adjustment	(6,095)	1,513

	2,616,468	2,779,108

	8,219,519	8,498,829

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Three months ended		Six months ended
	February 28,		February 28,

[thousands of Canadian dollars except per share amounts]	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
Revenue [note 2]	521,379	474,922	1,034,762	923,202
Operating, general and administrative expenses	321,128	335,329	645,462	647,501

Operating income before amortization [note 2]	200,251	139,593	389,300	275,701
Amortization of deferred charges and property, plant and equipment	(153,333)	(151,920)	(301,762)	(285,090)
Amortization of deferred IRU revenue	2,952	2,833	5,905	6,696

Operating income (loss)	49,870	(9,494)	93,443	(2,693)
Interest	(66,165)	(68,572)	(133,460)	(131,912)

	(16,295)	(78,066)	(40,017)	(134,605)
Gain (loss) on sale of investments	4	(219)	117	2,357
Gain on redemption of SHELS [note 5]	44,179	—	44,179	—
Dilution loss on issuance of stock by equity investee	—	—	—	(571)
Foreign exchange gain (loss) on unhedged long-term debt [note 1]	16,786	(6,051)	15,501	(10,610)
Provision for loss on sale of assets [note 3]	(53,800)	—	(53,800)	—
Other revenue (expense)	(802)	(298)	941	2,873

Loss before income taxes	(9,928)	(84,634)	(33,079)	(140,556)
Income tax recovery (expense)	(8,352)	26,416	(3,659)	42,527

Loss before the following	(18,280)	(58,218)	(36,738)	(98,029)
Equity loss on investees	(1,467)	(19,765)	(1,994)	(34,614)

Net loss	(19,747)	(77,983)	(38,732)	(132,643)
Retained earnings (deficit) beginning of period as previously reported	(269,865)	47,050	(230,327)	111,830
Adjustment for change in accounting policy [note 1]	—	(14,668)	(10,410)	(12,378)

Retained earnings (deficit), beginning of period restated	(269,865)	32,382	(240,737)	99,452
Dividends -
Class A and Class B non-voting Shares	(5,768)	(5,767)	(5,768)	(5,767)
Equity instruments (net of income taxes)	(9,908)	(9,240)	(20,051)	(21,650)

Deficit end of period	(305,288)	(60,608)	(305,288)	(60,608)

Loss per share [note 6]
Basic and diluted	(0.13)	(0.38)	(0.25)	(0.67)

[thousands of shares]
Weighted average participating shares outstanding during period	231,848	231,812	231,848	231,796
Participating shares outstanding, end of period	231,848	231,830	231,848	231,830

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Six months ended
	February 28,		February 28,

[thousands of Canadian dollars except per share amounts]	2003	2002	2003	2002

	(Unaudited)		(Unaudited)
OPERATING ACTIVITIES [note 7]
Cash flow from operations	127,427	63,007	240,287	126,292
Net change in non-cash working capital balances related to operations	10,134	75,637	24,778	(10,886)

	137,561	138,644	265,065	115,406

INVESTING ACTIVITIES
Additions to property, plant and equipment	(52,097)	(240,446)	(151,250)	(472,556)
Additions to equipment subsidies	(48,391)	(33,795)	(93,602)	(87,909)
Net reduction (addition) to inventories	27,289	(980)	30,506	(18,988)
Cable systems acquisitions	(957)	(1,601)	(1,311)	(4,224)
Proceeds on sale of investments and other assets	(145)	2,130	4,127	11,605
Cost on redemption of SHELS	(430)	—	(430)	—
Acquisition of investments	(485)	(4,239)	(1,147)	(15,086)
Proceeds received on assets held for sale	—	—	—	89,500
Additions to deferred charges	(1,748)	(10,497)	(1,765)	(11,832)

	(76,964)	(289,428)	(214,872)	(509,490)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(18,112)	(50,460)	(2,303)	(1,789)
Increase in long-term debt	387,657	559,520	473,849	839,520
Long-term debt repayments	(414,000)	(319,600)	(494,000)	(483,000)
Issue of equity instruments, net of after-tax expenses	—	(70)	—	90,491
Issue of Class B non-voting shares	—	364	—	633
Dividends paid -
Class A and Class B non-voting Shares	(5,768)	(5,767)	(5,768)	(5,767)
Equity instruments, net of current taxes	(8,023)	(7,634)	(19,629)	(20,393)

	(58,246)	176,353	(47,851)	419,695

Effect of currency translation on cash balances and cash flows	(122)	124	(113)	82
Increase in cash	2,229	25,693	2,229	25,693
Cash, beginning of the period	—	—	—	—

Cash, end of the period	2,229	25,693	2,229	25,693

Cash flow from operations per share [note 6]
Basic	0.51	0.23	0.95	0.45
Diluted	0.45	0.23	0.81	0.45

Cash includes cash and term deposits

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

1.     BASIS OF PRESENTATION AND ACCOUNTING POLICIES

The interim consolidated financial statements include the accounts of Shaw Communications Inc. and its subsidiaries (collectively the “Company”). The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2002.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except as noted in the following changes.

Adoption of recent Canadian accounting pronouncements

(i)  Foreign currency translation

Commencing September 1, 2002, the Company retroactively adopted the amended Canadian standard for foreign currency translation which is consistent with U.S. standards and eliminates the deferral and amortization method of accounting for unrealized translation gains and losses on non-current monetary assets and liabilities that are not hedged and requires exchange gains and losses to be included in net income in the period they are incurred. Upon adoption of this amended standard September 1, 2002, deferred unamortized foreign exchange losses net of gains amounting to $12,378 (net of taxes) were eliminated and charged against the opening retained earnings as at September 1, 2001. As prior years were restated upon adoption, the Company’s net loss increased by $3,617 ($0.02 per share) and $5,907 ($0.03 per share) for the prior year quarter and year to date respectively.

(ii)  Stock-based compensation and other stock-based payments

Commencing September 1, 2002, the Company adopted the new Canadian standard for stock-based compensation and other stock-based payments which requires that all stock-based awards granted to non-employees be accounted for at fair value. With limited exceptions relating to direct awards of stock, awards required or expected to be settled in cash and stock appreciation rights, the new standard permits the Company to continue its current policy of not recording any compensation cost on the grant of stock options to employees. No restatement of prior periods was required as a result of the adoption of the new standard. See note 5 for full disclosure as required by this standard.

Reclassification

To be consistent with other practices throughout the Company, in fiscal 2003, the Company retroactively changed the presentation of equipment revenue and cost of sales in respect of sale of DCT and modem equipment at a subsidized cost to cable and Internet subscribers. Prior to fiscal 2003, Shaw accounted for the price charged to the subscriber for a DCT or modem as a cost recovery on the equipment provided as part of the service connection process. The price charged to the subscriber for a DCT or modem is now recorded as equipment revenue offset by an equal cost of sale. As a result of the change in accounting presentation, Cable revenue and expenses have increased by $6,497 (2002 — $9,190) and $14,196 (2002 — $18,857) respectively for the three and six month periods ended February 2003. There is no impact on operating income or earnings as a result of this change.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

2.     BUSINESS SEGMENT INFORMATION

The Company provides cable television services, high-speed Internet access and Internet infrastructure services (Big Pipe) (“Cable”); DTH (Star Choice) satellite services; and, satellite distribution services. All of these operations are located in Canada except for two small cable television systems located in the United States. Information on operations by segment is as follows:

Operating revenue and income (loss) before amortization

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Revenue
Cable	374,162	344,398	742,665	671,484
DTH	124,321	105,395	244,657	199,744
Satellite services	29,759	29,211	60,309	60,157

	528,242	479,004	1,047,631	931,385
Inter segment —
Cable	(821)	(371)	(1,302)	(766)
DTH	(1,559)		(2,608)
Satellite services	(4,483)	(3,711)	(8,959)	(7,417)

	521,379	474,922	1,034,762	923,202

Operating income (loss) before amortization (1)
Cable	180,172	140,479	355,753	274,906
DTH	10,042	(6,656)	17,548	(16,766)
Satellite services	10,037	10,370	20,849	22,161
Corporate restructuring	—	(4,600)	—	(4,600)
Satellite restructuring	—	—	(4,850)	—

	200,251	139,593	389,300	275,701

1.	Operating income (loss) before amortization is presented because it is a widely accepted financial indicator of a company’s ability to service and/or incur debt. Operating income (loss) before amortization is not a measurement in accordance with Canadian or US GAAP and should not be considered as an alternative to net income or any other measure of performance required by Canadian or US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Capital expenditures

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Capital expenditures accrual basis
Cable	41,724	196,196	89,661	380,877
Corporate(1)	7,565	45,048	15,730	55,370

Sub-total Cable including corporate	49,289	241,244	105,391	436,247

DTH	9,628	27,083	30,038	43,633
Satellite services	835	1,551	1,503	4,217

Sub-total Satellite	10,463	28,634	31,541	47,850

Total capital expenditures accrual basis	59,752	269,878	136,932	484,097
Change in working capital related to capital expenditures	(7,655)	(29,432)	14,318	(11,541)

Capital expenditures cash flow	52,097	240,446	151,250	472,556

Equipment subsidies
Cable	22,835	13,811	47,494	43,817
Satellite	25,556	19,984	46,108	44,092

	48,391	33,795	93,602	87,909

Total capital expenditures on an accrual basis including equipment subsidies
Cable	72,124	255,055	152,885	480,064
Satellite	36,019	48,618	77,649	91,942

	108,143	303,673	230,534	572,006

(1)	Includes the Company’s 38.3% proportionate share or $2,654 and $4,254 for the quarter and year to date respectively, of capital expenditures in respect of the Burrard Landing Lot 2 Holdings Partnership (“Partnership”) which the Company is required to proportionately consolidate (see Note 1 to the Company’s 2002 Consolidated Financial Statements.) As the Partnership is financed by its own credit facility, this is a non-cash item for the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Assets

	February 28, 2003

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,236,958	1,002,557	635,072	7,874,587

Corporate assets				344,932

Total assets				8,219,519

	August 31, 2002

	Cable	DTH	Satellite services	Total
	$	$	$	$

Segment assets	6,520,696	996,503	637,371	8,154,570

Corporate assets				344,259

Total assets				8,498,829

3.     INTANGIBLES

The changes in the carrying amount of intangibles for the six months ended February 28, 2003 are as follows:

	Broadcast Licenses	Goodwill

Balance as of September 1, 2002	$4,877,256	$145,865
Business acquisition	1,963	—
Estimated loss on sale of assets	(50,000)	(3,800)

Balance as of February 28, 2003	$4,829,219	$142,065

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

4.     LONG-TERM DEBT (1)

	Effective	February 28,	August 31,
	Interest rates	2003	2002
	%	$	$

Corporate
Bank loans	Fixed and variable	700,824	425,106
Senior notes —
Due April 11, 2005	7.05	275,000	275,000
Due October 17, 2007	7.40	300,000	300,000
U.S. $440 million due April 11, 2010	7.88	652,960	685,872
U.S. $225 million due April 6, 2011	7.68	333,900	350,729
U.S. $300 million due December 15, 2011	7.61	445,200	467,640

		2,707,884	2,504,347

Cancom
Bank loans (2)	Variable	—	253,800
Subordinated credit facility	Variable	40,000	40,000
Structured Note, due December 15, 2003	7.00	250,000	250,000

		290,000	543,800

Star Choice
U.S. $150 million Senior secured notes	13.00	222,600	233,820

Other subsidiaries
Videon CableSystems Inc. 8.15% Senior Debentures Series “A” due April 26, 2010	7.63	130,000	130,000
Big Pipe Ventures, L.P.	Variable	—	50,000
Burrard Landing Lot 2 Partnership	Variable	11,319	7,670

		141,319	187,670

Total consolidated debt		3,361,803	3,469,637
Less current portion (3)		261,041	—

		3,100,762	3,469,637

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

(1)	Availabilities under banking facilities are as follows at February 28, 2003:

	Total	Operating	Revolving	Term *	Term (2)

Total facilities	1,785,824	65,000	1,150,000	220,824	350,000
Amount drawn (excluding letters of credit)	700,824	—	130,000	220,824	350,000

	1,085,000	65,000	1,020,000	—	—

The amount available under the revolving facility amortizes such that the facility expires April 30, 2007:

Date	Amount Available	%

February 28, 2003	$1,150,000	100
October 31, 2003	1,092,500	95
April 30, 2004	1,035,000	90
October 31, 2004	948,750	82.5
April 30, 2005	862,500	75
October 31, 2005	718,750	62.5
April 30, 2006	575,000	50
October 31, 2006	287,500	25
April 30, 2007	—	0

*	Amortizes on the same basis as the revolving facility.

(2)	A syndicate of banks has provided the Company with an unsecured term loan in the amount of $350,000 due February 10, 2006. The proceeds of the loan were invested in preferred shares of Cancom, which in turn used the proceeds to repay in full the amounts outstanding under its $350,000 senior credit facility. Cancom’s credit facility was then cancelled. The loan is subject to essentially the same terms and conditions as the Company’s existing unsecured credit facility.

(3)	Current portion of long term debt includes the Cancom Structured Note and current portion of the term facilities.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

5.     SHARE CAPITAL

Issued and outstanding

			February 28,	August 31,
			2003	2002
Number of Securities			$	$

February 28,	August 31,
2003	2002

11,362,232	11,373,972	Class A Shares	2,491	2,493
220,485,292	220,473,552	Class B non-voting Shares	2,107,369	2,107,367

231,847,524	231,847,524		2,109,860	2,109,860

		EQUITY INSTRUMENTS COPrS -
5,700,000	5,700,000	8.45% Series A U.S. $142.5 million due Sept. 30, 2046	192,871	192,871
100,000	100,000	8.54% Series B due Sept. 30, 2027	98,467	98,467
6,900,000	6,900,000	8.50% Series U.S. $172.5 million due Sept. 30, 2097	252,525	252,525
6,000,000	6,000,000	8.875% Series due Sept. 28, 2049	147,202	147,202

			691,065	691,065

		SHELS -
33,923	33,923	Series III — U.S. $33.9 million	50,342	50,342
28,853	28,853	Series IV — U.S. $28.9 million	42,726	42,726
—	57,583	Series V — U.S $57.6 million	—	90,481

			93,068	183,549
		Zero Coupon Loan — U.S. $22.8 million	33,858	33,858

			2,927,851	3,018,332

The Series V SHELS were redeemed on February 28, 2003 by delivering the underlying security of 5,326,827 Terayon shares. The proceeds on the surrender of the Terayon shares was recorded using the SHELS historical cost which resulted in a gain of $44,179 on redemption of the SHELS.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B non-voting Shares with terms not to exceed 10 years from the date of grant. Twenty five percent of the options are exercisable on each of the first four anniversary dates from the date of the original grant. The options must be issued at not less than their fair market value of the Class B non-voting Shares at the date of grant. The maximum number of Class B non-voting Shares issuable under this plan and the warrant plan described below may not exceed 16,000,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

The changes in options in the six months ended February 28, 2003 are as follows:

	February 28, 2003

		Weighted average
		exercise price
	Shares	$

Outstanding at beginning of period	8,303,000	32.58
Granted	583,000	32.62
Exercised	—	—
Forfeited	(879,000)	32.66

Outstanding at end of period	8,007,000	32.58

The following table summarizes information about the options outstanding at February 28, 2003:

	Number	Weighted average		Number exercisable
	outstanding at	remaining	Weighted average	at February 28,	Weighted average
Range of Prices	February 28, 2003	contractual life	exercise price	2003	exercise price

$29.70 - $34.08	8,007,000	7.89	32.58	3,116,651	32.31

For common share options granted to employees, had the Company determined compensation costs based on the “fair values” at grant dates of the common share options granted consistent with the method prescribed under CICA Handbook Section 3870, the Company’s loss per share would have been reported as the proforma amounts indicated below:

	Three months ended	Six months ended
	February 28, 2003	February 28, 2003

Net loss for the period	(19,747)	(38,732)
Proforma loss for the period	(24,914)	(49,067)
Proforma loss per share	(0.15)	(0.30)

The weighted average estimated “fair value” at the date of the grant for common share options granted for the six months ended February 28, 2003 was $2.38 per share. The “fair value” of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three months ended	Six months ended
	February 28, 2003	February 28, 2003

Dividend yield	0.31%	0.27%
Risk-free interest rate	2.87%	3.00%
Expected life of options	4 years	4 years
Expected volatility factor of the future expected market price of Class B non-voting Shares	44.5%	44.5%

For the purposes of proforma disclosures, the estimated “fair value” the options is amortized to expense over the options’ vesting period on a straight-line basis.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Other stock options

In conjunction with the acquisition of Cancom, holders of Cancom options elected to receive 0.9 of one of the Company’s Class B non-voting Shares in lieu of one Cancom share which would be received upon the exercise of a Cancom option under the Cancom option plan.

At February 28, 2003 there were 88,002 Cancom options outstanding with exercise prices between $7.75 and $23.25 and a weighted average price of $12.50. The weighted average remaining contractual life of the Cancom options is 3.4 years. At February 28, 2003, 48,666 Cancom options were exercisable into 43,799 Class B non-voting Shares of the Company at a weighted average price of $14.58 per Class B non-voting Share.

Warrants

Prior to the Company’s acquisition and consolidation of Cancom effective July 1, 2000, Cancom and its subsidiary Star Choice had established a distributor and dealer warrant plan to grant Cancom warrants to acquire Cancom shares at a price of $22.50 per Cancom common share. The Company provided for this obligation (using $25 per equivalent Shaw Class B non-voting Share) in assigning fair values to the assets and liabilities in the purchase equation on consolidation based on the market price of the Shaw Class B non-voting Shares at that time. Accordingly, the issue of the warrants under the plans had no impact on the earnings of the Company.

A total of 262,807 warrants remain under the plan and vest evenly over a four year period. At February 28, 2003, 122,929 warrants had vested.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

6.     LOSS AND CASH FLOW PER SHARE

Loss and cash flow per share calculations are as follows:

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Loss per share
Net loss	(19,747)	(77,983)	(38,732)	(132,643)
Equity entitlements, net of tax	(9,908)	(9,240)	(20,051)	(21,650)

	(29,655)	(87,223)	(58,783)	(154,293)

Loss per share — basic and diluted	(0.13)	(0.38)	(0.25)	(0.67)

Cash flow per share
Cash flow from operations	127,427	63,007	240,287	126,292
Equity entitlements, net of tax	(9,908)	(9,240)	(20,051)	(21,650)

	117,519	53,767	220,236	104,642

Cash flow per share
Basic	0.51	0.23	0.95	0.45
Diluted	0.45	0.23	0.81	0.45

Weighted average number of Class A and B non-voting
Shares used as denominator in above calculations (thousands of shares)	231,848	231,812	231,848	231,796

Class B non-voting Shares issuable under the terms of the Company’s stock option plans are anti-dilutive (decrease loss per share) and are therefore not included in calculating diluted loss per share.

Diluted cash flow per share

The diluted cash flow per share is calculated by adding back the dividends net of tax on the equity entitlements and by adding to the weighted average number of Class A and Class B non-voting Shares outstanding during the period, the number of shares that would be issued (three months ended February 28, 2003 and 2002 — 53,697,000 and 35,899,000 respectively; six months ended February 28, 2003 and 2002 — 64,282,000 and 36,952,000 respectively) to settle the principal element of the equity instruments based on the opening market prices on the Class B non-voting Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

7.     STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i) Cash flow from operations

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Net loss	(19,747)	(77,983)	(38,732)	(132,643)
Non-cash items:
Amortization of deferred charges and property, plant and equipment	153,333	151,920	301,762	285,090
Amortization of deferred IRU revenue	(2,952)	(2,833)	(5,905)	(6,696)
Future income taxes	(284)	(34,665)	(14,471)	(61,971)
Loss (gain) on sale of investments	(4)	219	(117)	(2,357)
Gain on redemption of SHELS	(44,179)	—	(44,179)	—
Dilution loss on issuance of stock by equity investee	—	—	—	571
Foreign exchange loss (gain) on unhedged long-term debt	(16,786)	6,051	(15,501)	10,610
Provision for loss on sale of U.S. assets	53,800	—	53,800	—
Equity loss on investees	1,467	19,765	1,994	34,614
Other	2,779	533	1,636	(926)

Cash flow from operations	127,427	63,007	240,287	126,292

(ii)  Changes in non-cash working capital balances related to operations include the following:

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Accounts receivable	7,486	31,489	28,546	30,939
Prepaids and other	5,737	4,683	5,877	(8,096)
Accounts payable and accrued liabilities	(14,548)	36,092	(19,378)	(46,208)
Income taxes recoverable	1,890	5,933	2,457	9,008
Unearned revenue	9,569	(2,560)	7,276	3,471

	10,134	75,637	24,778	(10,886)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

(iii)  Interest and income taxes paid (recovered) and classified as operating activities are as follows:

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Interest	50,383	30,729	132,644	114,184
Income taxes	1,635	(3,647)	3,169	(4,152)

8.     UNITED STATES ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

	Three months ended		Six months ended
	February 28,		February 28,

	2003	2002	2003	2002
	$	$	$	$

Net loss using Canadian GAAP	(19,747)	(77,983)	(38,732)	(132,643)
Add (deduct) adjustments for:
Deferred charges (2)	(10,363)	7,772	(18,097)	(8,807)
Foreign exchange gains (losses) (3)	103,681	(32,367)	95,744	(53,927)
Equity in loss of investees (4)	1,527	(15,900)	1,764	(13,676)
Entitlements on equity instruments (8)	(16,243)	(15,400)	(32,871)	(36,084)
Income tax effect of adjustments	(8,675)	12,129	1,979	29,840

Net income (loss) using U.S. GAAP	50,180	(121,749)	9,787	(215,297)

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(8,141)	2,733	(7,608)	4,773
Unrealized gains on available-for-sale securities, net of tax (7)
Unrealized holding gains (losses) arising during the period	(2,263)	(8,022)	(735)	40,027
Less: reclassification adjustments for gains included in net income	(36,578)	41	(36,671)	1,224

	(46,982)	(5,248)	(45,014)	46,024
Adjustment to fair value of derivatives (9)	(41,172)	16,598	(42,719)	31,067

	(88,154)	11,350	(87,733)	77,091

Comprehensive loss using U.S. GAAP	(37,974)	(110,399)	(77,946)	(138,206)

Net income (loss) per share using U.S. GAAP	0.22	(0.53)	0.04	(0.93)
Comprehensive loss per share using U.S. GAAP	(0.16)	(0.48)	(0.34)	(0.60)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

Balance sheet items using U.S. GAAP

	February 28,		August 31,
	2003		2002

	Canadian	U.S.	Canadian	U.S.
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$

Investments and other assets (7) (9)	85,703	239,569	133,602	390,327
Deferred charges (2) (3)	193,225	47,657	219,916	59,532
Broadcast licenses (1) (5) (6)	4,829,219	4,803,985	4,877,256	4,852,022
Deferred credits (3)	664,864	611,276	633,259	618,941
Future income taxes	990,833	985,589	1,004,559	1,007,287
Long-term debt (8) (9)	3,100,762	3,945,269	3,469,637	4,433,869
Shareholders’ equity	2,616,468	1,813,857	2,779,108	1,897,573

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	February 28,	August 31,
	2003	2002
	$	$

Shareholders’ equity using Canadian GAAP	2,616,468	2,779,108
Amortization of intangible assets (1)	(123,542)	(123,542)
Deferred charges (2)	(41,031)	(30,308)
Foreign exchange gains (losses) (3)	36,191	(22,998)
Equity in loss of investees (4)	(59,469)	(61,110)
Gain on sale of subsidiary (5)	13,822	13,822
Gain on sale of cable television systems (6)	47,501	47,501
Equity instruments (8)	(829,246)	(942,848)
Accumulated other comprehensive income	123,801	216,194
Write-down of GT Group Telecom Inc. (10)	23,267	23,267
Cumulative translation adjustment	6,095	(1,513)

Shareholders’ equity using U.S. GAAP	1,813,857	1,897,573

Included in shareholders’ equity is accumulated other comprehensive income, which refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income (loss) but are excluded from income (loss) as these amounts are recorded directly as an adjustment to shareholders’ equity, net of tax. The Company’s accumulated other comprehensive income is comprised of the following:

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

February 28, 2003 and 2002
[all amounts in thousands of Canadian dollars, except per share amounts]

	February 28,	August 31,
	2003	2002
	$	$

Unrealized foreign exchange gain (loss) on translation of self-sustaining foreign operations	(6,095)	1,513
Unrealized gains on investments (7)	79,972	122,038
Fair value of derivatives (9)	49,924	92,643

	123,801	216,194

Areas of material difference between accounting principles generally accepted in Canada and the United States and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangibles prior to September 1, 2001 is required on a straight-line basis for U.S. GAAP purposes, instead of an increasing charge method.

(2)	U.S. GAAP requires all costs associated with launch and start-up activities and equipment subsidies to be expensed as incurred instead of being deferred and amortized.

(3)	U.S. GAAP requires exchange gains (losses) on translation of all long-term debt, including those unhedged equity instruments treated as debt as described in item 8 below, to be included in income or expense.

(4)	Equity in loss of investees have been adjusted to reflect U.S. GAAP.

(5)	Gain on a sale of a subsidiary that was not permitted to be recognized under Canadian GAAP was required to be recognized under U.S. GAAP.

(6)	Gain on an exchange of cable systems was required to be recorded under U.S. GAAP but may not be recorded under Canadian GAAP.

(7)	U.S. GAAP requires equity securities included in investments to be carried at fair value rather than cost as required by Canadian GAAP.

(8)	U.S. GAAP treats equity instruments classified as equity under Canadian GAAP as debt and the related interest as an expense rather than a dividend.

(9)	Under U.S. GAAP, all derivatives are recognized in the balance sheet at fair value with gains and losses recorded in income or comprehensive income. Under Canadian GAAP, derivatives are not recognized in the balance sheet.

(10)	Write-down of GT Group Telecom Inc. has been adjusted due to a lower investment carrying value under U.S. GAAP.